Exhibit 99.1

Banco Espírito Santo, S.A.

Public Traded Company

Corporate Registration no. 500 852 367

Registered Share Capital: 1,500,000,000.00 euros

Mat. No. 1,607 CRCL

Avenida da Liberdade, nº 195, 1250-142 Lisboa

INFORMATION

Banco Espírito Santo informs that the Board of Directors, at its meeting of Friday, 30 May 2003, approved the appointment by co-option of two new members, who will complete the present mandate of the Board of Directors.

Mr. José Manuel Ruivo da Pena was appointed as an independent director by co-option to replace Mr. Manuel Serzedelo de Almeida, who had handed in his resignation as Member of the Board of Directors of Banco Espírito Santo, S.A. on 25 March 2003. Mr. José Manuel Ruivo da Pena will integrate the Audit Committee of Banco Espírito Santo, S.A..

Mr. Michel Marin Le Masson, currently Director for International Development at Credit Agricole, S.A., was appointed by co-option to replace Mr. Gilles François Gramat, who had handed in his resignation as Member of the Board of Directors of Banco Espírito Santo, S.A. on 29 May 2003.

The appointed Directors will start their functions as soon as the definitive registration of the co-option with the Bank of Portugal is concluded.

Lisbon, 2 June 2003